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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Long                   T.                     Michael
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(Last)                  (First)                 (Middle)

c/o Brown Brothers Harriman & Co.    59 Wall Street
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                                    (Street)

New York                            New York             10005
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   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Genesee & Wyoming Inc. ("GNWR")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [X]   10% Owner
   [_]   Officer (give title below)           [_]   Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)      4)
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Series A Senior     (1)    12/11/01    P        5,000        Immed.   N/A       Class A  (2)     $1,000    25,000     I       (4)
Redeemable                                                                      Common                        (3)
Convertible                                                                     Stock
Participating
Preferred Stock,
par value $.01
per share
("Preferred Stock")
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Explanation of Responses:

(1) $1,000 per share of Preferred Stock divided by the Conversion Price, set at $15.33, but subject to adjustment.

(2)  326,088 shares of Class A Common Stock, subject to adjustment.

(3) Convertible into 1,630,436 shares of Class A Common Stock, subject to adjustment. In addition, the Reporting Person may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own 219,109 shares of Class A Common Stock of Genesee & Wyoming owned by Mortimer B. Fuller, III as a result of a voting agreement. The Reporting Person disclaims beneficial ownership of such shares.

(4) By The 1818 Fund III, L.P. ("1818 Fund III"). The Reporting Person is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the 1818 Fund III, and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.


/s/ T. Michael Long                                      January 9, 2002
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   **Signature of Reporting Person                            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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